

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 26, 2007

Mr. WU Yuxiang
Director and Chief Finance Officer
Yanzhou Coal Mining Company Limited
298 South Fushan Road
Zoucheng, Shandong Province 273500
People's Republic of China

>   **Re: Yanzhou Coal Mining Company Limited**
>   **Form 20 - F for Fiscal Year Ended December 31, 2006**
>   **Filed June 29, 2007**
>   **File No. 001-14714**

Dear Mr. WU Yuxiang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Information on the Company, page 12

1. For your Austar, Tianchi and Zhao Lou mines, provide the disclosures required by Industry Guide 7 (b). In particular, please provide a brief discussion of the following:

    -   The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining methods, mining equipment used and other infrastructure facilities present.

- A list of your coal processing and handling facilities.

- The road, barge and railroad access to each of your properties.

- The present condition of the mine.

- Material events concerning the mine, occurring within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

2.   In a table, please disclose your proven and probable reserves, as defined in Industry Guide 7, separately for each mine. If you only have probable reserves, remove the proven reserve classification from your reserve descriptions and headings. Please also adhere to the following guidance when preparing disclosures about your reserves.

- Indicate tonnages that are assigned to an existing facility and those that have not been assigned. By "assigned" and "unassigned," we mean the following: Assigned reserves means coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property. This distinction should serve to inform investors about the quantities of coal reserves that will require substantial capital investments before production can begin.

- Disclose whether your coal reserves are steam or metallurgical quality, whether your reserves are leased or owned, and the average calorific value and sulfur content of your marketable reserves. Please do not report calorific value as "dry," as natural moisture should be reflected in the calculation.

- If your coal reserves are reported as tonnes in the ground (in-place), please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses are reflected in the total recoverable reserves. In either case, please include a footnote to the table which clearly explains whether the reserves being reported are "in the ground" or "recoverable."

- Please provide totals to your reserve tables where appropriate.

- Please disclose your percentages of compliance and non-compliance coal. By "compliance" coal we mean low-sulfur coal which emits less than 1.2 pounds of sulfur dioxide per million BTU when burned. "Non-compliance" or high-sulfur coal is coal that emits 3.0 pounds of sulfur dioxide per million BTU or more when burned.

A. History and Development of the Company, page 12

Setting up Shaanxi Yulin Yushuwan Coalmine Company Limited, page 15

3.   Please include the Yushuwan coalmine proven and probable recoverable reserves and indicate your equity interest. In addition, please disclose your reserves for the Austar and Zhaolou mines within your reserve tables.

D. Property Plants and Equipment, page 34

4.   We note that you disclose material described as "probable resources reserves" in various locations in the filing, including the background data table and footnotes. The guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7, applicable by way of the Instructions to Item 4 of Form 20-F, generally precludes reporting estimates other than proven and probable reserves. Please determine how the support for the measures you have disclosed compares to that required for proven and probable reserves, using the definitions in paragraph (a) of Industry Guide 7, and revise your disclosures accordingly.

H. Documents on Display, page 89

5.   Please change the address for the Securities and Exchange Commission public reference facilities to 100 F Street NE Washington D.C. 20549 USA.

Closing Comment

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about these engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief